Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase and the related Letter of Transmittal (each as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

REIS, INC.

at

$23.00 Net Per Share in Cash

by

MOODY’S ANALYTICS MARYLAND CORP.

a wholly-owned subsidiary of

MOODY’S CORPORATION

Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”), and a direct wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.02 per share (“Shares”), of Reis, Inc., a Maryland corporation (“Reis”), at a price per Share of $23.00, net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase, dated September 13, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is being made for all outstanding Shares. Each Share owned by any of Reis’s wholly-owned subsidiaries or by Parent or any of its subsidiaries (including Purchaser) (the “Converted Shares”) shall not be tendered in the Offer but shall instead be converted at the effective time of the Merger into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (as defined below).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of August 29, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), among Reis, Parent and Purchaser, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Reis, and Reis will be the surviving corporation and a wholly-owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”). At the effective time of the Merger, each then outstanding Share (other than Converted Shares), will be converted into the right to receive consideration equal to the Offer Price. As a result of the Merger, Reis will cease to be a publicly-traded company and will become a wholly-owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as possible (and in no event later than 9:00 a.m. Eastern Time on the first business day following the date on which Shares are first accepted for purchase under the Offer) without a meeting of Reis’s stockholders to adopt the Merger Agreement, in accordance with Section 3-106.1 of the General Corporation Law of the State of Maryland (the “MGCL”). Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Reis’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON OCTOBER 12, 2018 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, IN WHICH EVENT THE TERM “EXPIRATION DATE” WILL MEAN THE DATE TO WHICH THE INITIAL EXPIRATION DATE OF THE OFFER IS SO EXTENDED.

The Offer is subject to, among others, the following conditions:

(i) the Minimum Tender Condition (as described below);

(ii) the HSR Condition (as described below);

(iii) the Governmental Impediment Condition (as described below);

(iv) the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); and

(v) since the date of the Merger Agreement, there shall not have occurred any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had, or would reasonably be expected to have a material adverse effect on Reis and its subsidiaries taken as a whole.

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding Shares (excluding, for purposes of determining such majority, the total number of Shares owned by any of Reis’s wholly-owned subsidiaries). The HSR Condition requires that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated. Under the Merger Agreement, the parties have each agreed to file as promptly as practicable but in any event by September 13, 2018 a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Merger. The parties will accordingly make the filings referenced in the foregoing sentence on the date hereof. The Offer may not be completed until the expiration of a fifteen (15) day waiting period following the filing, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If a second request is issued, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with such second request. If the fifteen (15) day or additional ten (10) day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. The Governmental Impediment Condition requires that there shall not have been (i) enacted, issued, promulgated or entered by any governmental body of competent jurisdiction and remaining in effect any law, common law, statute, ordinance, code, regulation, rule or other requirement or (ii) issued by any governmental body of competent jurisdiction and remaining in effect any order, decision, judgment, writ, injunction, decree, award or other determination, in each case, that enjoins or otherwise prohibits the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively with the conditions described above, the “Offer Conditions”). See Section 13 — “Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Reis board of directors has unanimously: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), (ii) determined that it is in the best interests of Reis and its stockholders that Reis enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and (iv) resolved to recommend that the stockholders of Reis accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable, Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for additional periods of up to ten (10) business days per extension (or longer if agreed), to permit such Offer Condition to be satisfied; and Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for the minimum period required by any law, interpretation or position of the SEC or its staff applicable to the Offer. However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in accordance with its terms and January 29, 2019 (the “Outside Date”). No subsequent offering period will be available following the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement). Parent and Reis have the right to terminate the Merger Agreement in certain circumstances including, subject to certain exceptions, in the event the HSR Condition and the Governmental Impediment Condition are both satisfied, but the Minimum Tender Condition shall not have been satisfied by December 29, 2018.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Reis. Following the consummation of the Offer, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Reis are required to effect the Merger pursuant to Section 3-106.1 of the MGCL as promptly as possible (and in no event later than 9:00 a.m. Eastern Time on the first business day following the date on which Shares are first accepted for purchase under the Offer). No appraisal rights are available to holders of Shares in connection with the Offer.

On the terms and subject to the conditions of the Merger Agreement Purchaser expressly reserves the right to waive (to the extent permitted under applicable legal requirements) any Offer Condition, to increase the amount of cash constituting the Offer Price, to make any other changes in the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement and to terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Reis’s prior written approval is required for Parent or Purchaser to (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price (except as provided in the Merger Agreement); (iii) change, modify or waive the Minimum Tender Condition; (iv) impose any condition to the Offer in addition to the conditions set forth in the Offer to Purchase; (v) extend or otherwise change the expiration date of the Offer (except as provided in the Merger Agreement); (vi) change the form of consideration payable in the Offer; or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to Reis or the holders of Shares. In addition, Purchaser and Parent may not waive the HSR Condition, the Governmental Impediment Condition or the Termination Condition without the consent of Reis.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

The acquisition of Reis will be accounted for by Parent as a business combination in accordance with FASB Accounting Standards Codification Topic 805, Business Combinations.

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer (i.e., at any time prior to 11:59 p.m., Eastern Time on October 12, 2018), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after November 11, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Reis has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Reis’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. It is recommended that stockholders consult with their tax advisors to determine the tax consequences to them of exchanging Shares for cash pursuant to the Offer or the Merger. For a more complete description of U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Reis’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Reis Board and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers, Call Collect: (212) 269-5550

All Others Call Toll Free: (877) 732-3617

Email: REIS@dfking.com

September 13, 2018

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